ALLIED GOLD LIMITED

4 March 2009

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Allied Gold Limited is pleased to advise that Mr Monty House has been appointed as an Independent Non-Executive Director of the Company.

Mr House, a member of the Australian Institute of Company Directors, was previously a Member of Parliament in Western Australia having been elected in each of 1986, 1989, 1993, 1996 and 2001. Mr House was elected as Deputy Leader of the National Party in 1988.

During his tenure as a Member of Parliament, Mr House was a member of various Parliamentary Committees and held ministerial positions.

Mr House is currently the Chairman of Landgate Western Australia and External Affairs Director of Latent Petroleum.

Mr House's experience and background will significantly strengthen the Board of Allied Gold Limited and its current Corporate Governance Structure.

The Board welcomes Mr House and looks forward to his valuable contribution.

Yours faithfully

Peter Torre
Company Secretary

ACN 104 855 067
34 Douglas Street, Milton, QLD 4064 Australia
PO Box 2019, Milton, QLD 4064, Australia
Telephone: 61 7 3252 5911 Facsimile: 61 7 3252 3552
Email: info@alliedgold.com.au Web: www.alliedgold.com.au